Signing Day Sports, Inc.

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

June 30, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Inessa Kessman
Robert Littlepage
Charli Gibbs-Tabler
Matthew Crispino

Re:	Signing Day Sports, Inc.
Registration Statement on Form S-1
Filed May 15, 2023
File No. 333-271951

Ladies and Gentlemen:

We hereby submit the responses of Signing Day Sports, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated June 12, 2023, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 filed on May 15, 2023 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form S-1 filed May 15, 2023

Prospectus Summary
Overview, page 1

1.	Please update your disclosure to reflect the status of your planned men’s and women’s soccer platform expansion.

Response: We have revised the Registration Statement as requested by the Staff.

Dilution, page 42

2.	Please revise to include the 13,375 shares of common stock to be issued as vendor shares at the completion of the initial public offering in the Dilution Section. Also, include the amount and impact of the underwriter’s registration rights that were “informally” deferred in the Dilution section or advise why this is not required. Refer to Item 506 of Regulation S-K.

Response: We respectfully note that the information in the “Dilution” section of the Registration Statement included the issuance of 13,375 shares of common stock to certain vendors pursuant to service provider agreements as disclosed in item (xi) in the third paragraph of the section, including with respect to the calculation of the pro forma as adjusted net tangible book value, pro forma as adjusted net tangible book value per share after giving effect to the initial public offering, and dilution per share to new investors purchasing shares in the initial public offering in the first table and related discussion in this section. This issuance remains included in the above information in this section as disclosed in item (xiii) of the same paragraph of this section. These shares were also included in the second table of this section as part of the number of shares presented as “Shares issuable upon certain events upon the consummation of the initial public offering”, as clarified by the addition of footnote (1) to this table.

We respectfully note that the theoretical amount and dilution impact of the shares that would be issued upon exercise of the placement agent’s warrants described in the section entitled “Description of Securities – Warrants – Placement Agent’s Warrants” does not appear to be required to be included in the above information under Item 506 of Regulation S-K because the amount and dilution impact of these shares is indeterminate. This indeterminacy is due to the optional, not mandatory or automatic, exercise provisions of these placement agent’s warrants, and the lack of any requirement that such exercise provisions be exercised prior to or at the time of the initial public offering. Therefore, we believe that the disclosure preceding the first table of this section appropriately omits the theoretical impact of the possible issuance of the shares underlying the placement agent’s warrants, and also note that the omission of such shares from the second table of this section is explicitly disclosed in the related bullet items that follow that table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

3.	On page 48 you state that 77% decrease in revenue was “due to an increase in the proportion of customers using our technology platform under a free trial arrangement.” To provide readers with an understanding of your business, please expand your MD&A discussion to provide statistical data regarding customers that pay versus customers that use your platform under a free trial arrangement. Provide this type of statistical data for all periods presented. We refer to guidance in Item 303 of Regulation S-K.

Response: We have revised the Registration Statement to provide the number of users that had paid subscriptions and the number of users that used the Company’s app and website under a free use arrangement during the periods presented. Due to the unavailability of user records from certain high school sports program subscriptions and the former free use arrangement for the three months ended March 31, 2022 and the fiscal years ended December 31, 2022 and 2021, the number of users presented for those periods is estimated, not actual.

Liquidity and Capital Resources, page 50

4.	We note that you do not discuss 8% Unsecured Promissory Notes issued in March, April, and May 2023 in the liquidity section of your MD&A. Please update your liquidity section to discuss all debt instruments entered into up to the date of the filing.

Response: As the Company’s 8% unsecured promissory notes that were issued in March 2023, April 2023 and May 2023 were issued subsequent to the latest balance sheet date included with the Registration Statement, they were addressed in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments”. In response to the Staff’s comment, we have revised the Registration Statement to move this section into the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” section, except that 8% unsecured promissory notes issued in March 2023 have been addressed in the updated “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Contractual Obligations – Convertible Notes” section of the Registration Statement as part of the inclusion of the interim financial statements for the fiscal periods ended March 31, 2023 and 2022.

Liquidity and Capital Resources

Going Concern, page 50

5.	You state in this section that management expects to have the required funds in order to continue to operate as a going concern in the coming year from the initial public offering. However, in the prior section, you state that your current levels of cash, with or without the proceeds from the initial public offering, will be sufficient to meet your anticipated cash needs. Please reconcile your disclosure for consistency.

Response: We have revised the Registration Statement as requested by the Staff.

Payment Terms, page 54

6.	Please disclose how many users pay monthly and annually for your platform as well as the types of paid memberships these users have (i.e., premium, PRO+, group etc.). Also, disclose any known trends or uncertainties pertaining to subscriptions and renewals that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales, revenues, or income from continuing operations. Refer to Item 303(b).

Response: We have revised the Registration Statement to disclose the number of users in subscriptions on a monthly, annual, or other subscription type, which includes certain estimated user numbers as disclosed. We have also disclosed any known trends and uncertainties pertaining to subscriptions and renewals that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales, revenues, or income from continuing operations.

General

7.	Please update your filing to include interim financial statements for the three months ended March 31, 2023.

Response: We have revised the Registration Statement as requested.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (480) 220-6814 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Signing Day Sports, Inc.

By:	/s/ Daniel D. Nelson
Daniel D. Nelson
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.

4